DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Jeffrey M. Sullivan jeffrey.sullivan@dlapiper.com T 919.786.2003 F 919.786.2200

October 22, 2010

Via Courier and EDGAR

Tom Kluck, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
STAG Industrial, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed October 22, 2010
Registration No. 333-168368

Dear Mr. Kluck:

        As counsel to STAG Industrial, Inc. (the "Company") and in connection with your comment letter dated October 18, 2010, regarding the Company's amendment no. 1 to the registration statement on Form S-11 (registration no. 333-168368), we are transmitting herewith for filing, pursuant to the Securities Act of 1933, amendment no. 2 to the registration statement (the "Amendment").

        In addition, attached as Appendix A are the Company's responses to your comment letter. For your convenience, we have reproduced in the appendix each of your numbered comments in bold font before the Company's response thereto. Capitalized terms used in the appendix have the meanings provided in the Amendment if not otherwise defined in this letter or the appendix.

        We are forwarding a courtesy package to each of you and Messrs. Kevin Woody, Robert Telewicz and Adam Turk. The courtesy package includes this letter and marked and unmarked copies of the Amendment. The marked copy shows changes from the filing of amendment no. 1 to the registration statement on September 24, 2010.

        The magic page on page 53 of the Amendment omits the estimated annual distributions (total or per share or unit) and the payout ratio. We expect that information to be completed in the Company's next amendment to the registration statement, when we also expect the offering price range to be included. For your convenience, below is the Company's current estimate of annual distributions (dollars in thousands) and payout ratio.

Estimated cash available for distribution for the 12 months ending September 30, 2011	22,849
Estimated annual distribution to non-controlling interest for the 12 months ending September 30, 2011	7,661
Estimated annual distribution to common shareholders for the 12 months ending September 30, 2011	15,747
Estimated annual distribution for the 12 months ending September 30, 2011	$23,408
Estimated distribution per common unit for the 12 months ending September 30, 2011	$1.20
Estimated distribution per share for the 12 months ending September 30, 2011	$1.20
Payout ratio based on estimated cash available for distribution to our holders of common stock/common units	102.5%

        If you have any further questions concerning the Amendment, please contact me at (919) 786-2003.

Sincerely,
/s/ JEFFREY M. SULLIVAN Jeffrey M. Sullivan

cc: Securities and Exchange Commission
        Kevin Woody
        Robert Telewicz
        Adam Turk

STAG Industrial, Inc.
        Benjamin S. Butcher
        Gregory W. Sullivan
        Kathryn Arnone
        William Crooker

DLA Piper LLP (US)
        Karolyn E. Johnson

Goodwin Procter LLP
        Gilbert G. Menna
        Daniel P. Adams

PricewaterhouseCoopers LLP
        Richard Fournier

2

Appendix A

General

1.
We note your response to comment 3 in our letter dated August 26, 2010. We also note that you have made significant changes to your Market Overview section in response to our comments. Please provide us with a copy of the CBRE-EA report so we can verify the accuracy of the information within the prospectus.

Response: In response to your comment, our counsel is providing you under separate cover letter a full copy of the CBRE-EA report.

2.
We note your response to comment 8 in our letter dated August 26, 2010. Please tell us why you feel it is appropriate to include a measure of annualized rent that differs from rents calculated in accordance with GAAP. To the extent necessary, please remove this non-GAAP financial measure or revise your rent presentation to comply with Item 10(e) of Regulation S-K. In addition, please discuss whether annualized rent includes abatements or tenant reimbursements. We may have further comment.

Response: In response to your comment, we revised the disclosure on page ii of the Amendment to disclose that annualized rent is the "cash" rent specified in the applicable lease and that annualized rent is different from rent calculated in accordance with GAAP for purposes of our financial statements. We advise you that annual rent as of September 30, 2010, after straight-line and above- and below-market lease adjustments in accordance with GAAP, is approximately $3,000,000 more than annualized rent as we calculate and disclose in the Amendment. We believe that the difference is not material to investors. We further advise you that annualized rent does not include any gross-up for tenant reimbursements, that we had no rent abatements in effect as of September 30, 2010 (the date as of which we calculate annualized rent) and that annualized rent from all leases expiring in the 12 months ending September 30, 2010 (assuming none is renewed) is approximately 8.3% of total annualized rent. With regard to expiring leases, please see the footnote to the first table on page 8 of the Amendment and the footnote to the first table on page 110 of the Amendment.

Table of Contents, page i

3.
We note your response to comment 10 in our letter dated August 26. 2010 and we reissue in part our prior comment. Please revise to clarify that the prospectus will be updated to the extent required by law. Note that the information included in your prospectus is required to be in compliance with Section 10 of the Securities Act.

Response: In response to your comment, we revised the disclosure on page i of the Amendment.

Investment Strategy, page 4

4.
We note your response to comment 15 in our letter dated August 26, 2010 and we reissue the comment. Please revise to clarify how a tenant either paying or not paying rent results in market inefficiencies and describe what you mean by "the rigid application of decision rules." Please state how you believe you will be able to take advantage of such market inefficiencies to acquire properties when other buyers will avoid such acquisitions.

Response: In response to your comment, we have revised the disclosure on pages 4 and 99-100 of the Amendment.

Services Agreements and Option Properties, page 11

5.
We note that following the completion of your formation transactions, Fund II will continue to operate as a private, fully-invested fund and will retain ownership of its 86 properties which you will manage. Please tell us whether you have any plans to acquire Fund II properties in the future.

  Response: We advise you that we have no current plans to acquire any of the Fund II properties and are not party to any letter of intent, term sheet, purchase agreement or other arrangement with Fund II contemplating any such acquisition. If Fund II were to offer any of its properties for sale, we would consider submitting a bid at that time. However, any sale to us would be an "affiliate sale" under Fund II's operating agreement and require that Fund II's third-party institutional investors approve the sale. The sale would also require the approval of a majority of our disinterested directors. In response to your comment, we have revised the disclosure on page 136 of the Amendment.

6.
We note your disclosure on page 11 that Fund IV will contribute 100% of the equity interest in the entities owning all 19 of its properties to the operating partnership. We also note that you plan to enter into a future services agreement with Fund IV. Since Fund IV will have no properties after the completion of your formation transactions, please clarify what services you will be providing.

Response: In response to your comment, we have revised the disclosure on pages 12 and 137 of the Amendment.

Benefits to Related Parties, page 14

7.
We note your response to comment 5 in our letter dated August 26. 2010. Please tell us how the distribution of common units to the certain members of Fund III, Fund IV and STAG Gl complies with Section 5 of the Securities Act of 1933.

Response: We advise you that any distribution of the common units would be made only to the extent the distribution would not require registration pursuant to Section 5 of the Securities Act of 1933. For example, staff positions embodied in no-action letters permit a partnership to distribute securities held by the partnership under specified conditions to its partners pro rata in accordance with their capital accounts and without payment of consideration. Pursuant to our operating partnership's agreement of limited partnership, we may prohibit any transfer of the common units if the transfer would, in the opinion of counsel, require the filing of a registration statement under the Securities Act of 1933 or violate securities laws. We advise you that there are four investors and two residual interest holders in Fund III, 20 investors and two residual interest holders in Fund IV and two investors in STAG GI. All of the investors and residual interest holders are "accredited investors" within the meaning of Rule 501 of Regulation D of the Securities Act of 1933.

Use of Proceeds, page 50

8.
For indebtedness to be paid that was incurred within one year, please describe the use of proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Response: In response to your comment, we have revised the disclosure on page 49 of the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors that May Influence Future Results of Operations

Rental Revenue, page 63

9.
Please describe whether your lease contracts include tenant concessions and how you consider these concessions in calculating rental revenue.

Response: In response to your comment, we have revised the disclosure on page 63 of the Amendment.

Historical Results of Operations of STAG Predecessor Group, page 67

10.
We note your risk factor on page 23 regarding how a default by one or more of your tenants may have a material adverse effect on you. We also note your disclosure on page 114 regarding the insolvency of a former tenant in 2009. Please expand your MD&A to specifically discuss how tenant insolvency has affected and will affect you and your results of operations.

Response: In response to your comment, we have revised the disclosure on pages 62-63 of the Amendment.

Liquidity and Capital Resources, page 73

11.
We note your disclosure regarding your future corporate credit facility that you anticipate will close contemporaneously with the offering. Please revise to state whether debts incurred pursuant to your credit facility will be secured by your properties.

Response: In response to your comment, we have revised the disclosure throughout the Amendment (including on page 72) to clarify that the credit facility will be secured.

12.
We note your response to comment 43 in our letter dated August 26, 2010 and your related revisions on page 73. Please revise to state whether you plan to use your future credit facility to repay the debt obligations you will have following the completion of this offering. If not, please describe with greater specificity how you intend to pay your obligations and commitments coming due in 2011 and 2012.

Response: In response to your comment, we revised the disclosure on page 72 of the Amendment to state that we have no current intention to use the credit facility to repay existing debt obligations upon maturity. In addition, we revised the disclosure throughout the Amendment (including on page 72) to state that we executed a commitment letter, subject to customary closing conditions, for the extension of the maturity date of our debt due in 2012 to October 2013. As a result, we no longer anticipate having any obligations for borrowed money that mature in 2011 or 2012.

Quantitative and Qualitative Disclosure About Market Risk, page 84

13.
We note that the entirety of your pro forma outstanding variable rate debt has been swapped for a fixed amount. Please expand your discussion within this section to include one of the three disclosure alternatives set forth in Item 305(a) of Regulation S-K regarding the increase or decrease in fair value of your outstanding debt instruments.

Response: In response to your comment, we have revised the disclosure on pages 83-84 of the Amendment.

Market Overview, page 85

14.
Your discussion of the industrial real estate market contains several terms which may be difficult for investors outside your industry to understand. Please revise this section to include brief definition of these terms and describe why they are important to an understanding of your market. For example purposes only, we note:

    "NCREIF total return benchmark," page 86
    "absorption rate," page 88
    "rent growth percentage," page 90
    "economic rent," page 93
    "capitalization rate," page 94

  Response: In response to your comment, we have revised the disclosure on pages 85, 86, 88, 89, 90, 93 and 94 of the Amendment.

Market Opportunity, page 85

15.
We note your response to comment 45 in our letter dated August 26, 2010 and we reissue the comment, in part. Within this section please disclose the differences between "institutionally-held" industrial property and commercial property.

Response: In response to your comment, we deleted the remaining reference to "institutionally-held" property. We note that the language was intended as a reference to properties that are included in the NCREIF Property Index. We explain the NCREIF Property Index in detail on pages 86 and 87 of the Amendment.

Performance of the Industrial Sector, page 86

16.
We note your response to comment 48 in our letter dated August 26, 2010. Please revise your graph on page 87 to indicate whether "Industrial" refers to a measure of average cash flow yield for all industrial property.

Response: In response to your comment, we revised the legend to the graph on page 87 of the Amendment and revised the disclosure on page 88 of the Amendment.

Industrial Property Fundamentals, page 88

17.
We note the definition of primary and secondary markets on page ii of your prospectus. We also note that secondary markets are those markets with net rentable square footage ranging between approximately 25 million and 200 million square feet and that you plan to primarily invest in secondary markets. Please explain how your analysis of availability which measures the percentage supply of space available for lease across the 58 largest industrial markets where CBRE-EA compiles data is relevant to your planned investments in secondary industrial real estate markets. Provide a similar explanation for your analysis of rent on page 89 which discusses CBRE-EA's warehouse rent index which measures changes in effective rents at the metropolitan area level.

Response: In response to your comment, we have revised the disclosure on page 88 of the Amendment.

Business

Investment Strategy, page 99

18.
Please revise to explain what you mean by low average rent baseline what describe why this would seemingly increase the costs of relocating.

Response: In response to your comment, we deleted the disclosure.

Historical Capital Expenditures, page 111

19.
Please tell us why you have omitted the properties you are acquiring from STAG Gl from your table of historical capital expenditures. Alternatively, please provide this information for the STAG Gl properties.

Response: In response to your comment, we advise you that our predecessor acquired the first STAG GI properties in July 2010. To date, we and our predecessor have had no capital expenditures for the STAG GI properties. In response to your comment, we have revised the disclosure on page 111 of the Amendment.

Description of Certain Debt, page 111

20.
We note your discussion of your mortgage debt immediately following the completion of the formation transactions. Please tell us whether the instruments listed on pages 111 and 112 represent recourse or non-recourse debt obligations.

Response: Other than our proposed secured corporate credit facility, all of our mortgage debt immediately upon completion of the offering will be generally non-recourse debt obligations. In response to your comment, we have revised the disclosure on page 112 of the Amendment.

Environmental Matters, page 113

21.
We note your response to comment 59 in our letter dated August 26, 2010 and we reissue, in part, the comment. Please tell us whether any other current property has asbestos and, if so, what you plan to do to remediate such properties.

Response: In response to your comment, we revised the disclosure on page 113 of the Amendment, which indicates the number of properties that based on environmental assessment at the time of acquisition we know or suspect to contain asbestos.

22.
In your risk factor regarding environmentally hazardous conditions on page 36 you state that your properties are on or adjacent to properties on which your tenants may engage in activities which would cause the release so petroleum products or other hazardous or toxic substances. Please expand this section to include a brief description of the types of hazardous substances that your tenants handle.

Response: In response to your comment, we have revised the disclosure on page 113 of the Amendment.

Management

Directors, Executive Officers, and Certain Other Officers, page 116

23.
Please provide a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Fraser should serve as a director. See Item 401(e) of Regulation S-K.

Response: In response to your comment, we have revised the disclosure on page 118 of the Amendment.

Compensation Discussion and Analysis, page 123

24.
We note that you intend to provide initial awards under your 2010 Equity Incentive Plan based on individual effort in connection with your formation transactions and this offering. With respect to your formation transactions and this offering, please tell us how you will determine equity awards, alternatively please state when you expect such determinations will be made. See Item 402(b)(1) of Regulation S-K.

Response: The individual equity awards were determined through negotiation of their individual employment agreements. In response to your comment, we have revised the disclosure on pages 123-124 of the Amendment.

Policies with Respect to Certain Activities

Investments in Mortgages, Structured Financings and Other Lending Policies, page 142

25.
We note your response to comment 51 in our letter dated August 26, 2010 and the related disclosure on page 142. Please revise to disclose the forms of financing you may provide to purchasers of your properties. For example, you should disclose if you plan to issue loans secured by mortgages on the properties.

Response: In response to your comment, we have revised the disclosure on page 143 of the Amendment.

Experts, page 202

26.
We note your disclosure on page ii that you have included information in your registration statement in reliance on CBRE-EA's authority as an expert on such matters. Please revise this section to list CB Richard Ellis—Econometric Advisers as an expert.

Response: In response to your comment, we have revised the disclosure on page 203 of the Amendment.

Financial Statements

General

27.
We have read your response to our prior comment 65. We remain unclear how you have applied the guidance in Rule 3-14 of Regulation S-X in determining that separate financial statements of the properties acquired from STAG Acquisition Group or STAG Contribution Group are not required. Please clarify for us how you have applied the guidance in Rule 3-14 of Regulation S-X.

Response: In addition to the 57 properties constituting the STAG Predecessor Group, we are acquiring from Fund IV 19 properties in the STAG Contribution Group (the "SCG Properties") and 13 properties from STAG GI (the "GI Properties"). The properties of STAG Acquisition Group that were included in the original submission are no longer part of this transaction and have therefore been excluded. We evaluated the requirements of Rule 3-14 of Regulation S-X for the acquisitions of the SCG Properties and the GI Properties as follows.

  SCG Properties.    As outlined in the Division of Corporation Finance Financial Reporting Manual ("FRM") in the note to Section 2325.3, we measured the significance of the SCG Properties as one single acquisition because the properties were under common control and common management while owned by Fund IV. As a group, the properties constitute a significant acquisition, and we provided pre-acquisition financial statements. As discussed in footnote 1 of the STAG Contribution Group Statements of Revenue and Certain Expenses, we will acquire all of the properties constituting SCG Properties from Fund IV, which currently holds the properties in

  13 different legal entities (the "Property Subsidiaries"). In July 2008, Fund IV acquired seven properties from an affiliate who had purchased those properties from an unrelated party. Subsequently, Fund IV purchased additional properties from unrelated parties.

  In determining what periods to present in the Rule 3-14 statements, we followed the guidance in the Division of Corporation Finance Financial Reporting Manual ("FRM"), which states at Section 2330.2 that registrants are to present three years of audited statements plus the latest interim period for properties acquired from a related party and "for properties held by the related party for less than three years, financial statements are required for the greater of the period held by the related party or one year." In response to this guidance, we presented the SCG Properties financial statements for the period from July 28, 2008 through September 30, 2010 ("Ownership I"), which includes results of all of the SCG properties, and the period from December 20, 2007 through July 27, 2008 ("Ownership II"), which includes the results for all of the properties previously owned by the affiliate. Other than the property owned by STAG IV Newton, LLC (the "Newton Property") and the property owned by STAG IV Creedmoor, LLC (the "Creedmoor Property"), the results for all of the SCG Properties are included for the greater of the period held by the related party and affiliates or one year.

  The Newton Property was acquired by STAG IV Newton, LLC from an unrelated third party on May 14, 2010. Because the Newton Property was owned by an unaffiliated third party prior to its acquisition by Fund IV, we separately presented Rule 3-14 financial statements for the Newton Property for 2009 (audited) and the interim period of January 1, 2010 through May 13, 2010, the date of acquisition by STAG IV. Upon acquisition by STAG IV Newton, LLC, the results of the Newton Property have been included in the combined SCG Properties Rule 3-14 interim financial statements.

  The Creedmoor Property was acquired by STAG IV Creedmoor, LLC from an unrelated, third-party owner-operator on March 25, 2010, pursuant to a sale-leaseback transaction. Because the Creedmoor Property was owner-occupied until its acquisition by STAG IV Creedmoor, LLC, no rental history for the property before March 25, 2010 exists. Consistent with Section 2330.10 of the FRM, which discusses an exception to the requirement for Rule 3-14 financial statements in cases where an acquired property was owner occupied or newly constructed, we have not presented any separate Rule 3-14 financial statements for the Creedmoor Property. Upon acquisition by STAG IV Creedmoor, LLC, the results of the Creedmoor Property have been included in the combined SCG Properties Rule 3-14 audited and interim financial statements.

  We also note that the SCG Properties (with the exception of the Newton Property, as described above) were under common management for all of the periods presented, and, in accordance with ASC 805, we presented Rule 3-14 financial statements on a combined basis.

  The table below lists the Property Subsidiaries owning the SCG Properties and the related acquisition dates for the SCG Properties.

Property Subsidiary	Date Ownership by STAG Investments IV, LLC Commenced During Ownership I	Date Ownership by Affiliate of STAG Investments IV, LLC Commenced During Ownership II
STAG IV Alexandria, LLC	7/31/08	1/31/2008
STAG IV Belfast, LLC	11/25/08
STAG IV Cheektowaga, LLC	8/4/08
STAG IV Creedmoor, LLC	3/25/09
STAG IV Danville, LLC	7/28/08	12/20/2007
STAG IV Lexington, LLC	7/28/08	2/12/2008
STAG IV Pittsburgh 2, LLC	7/28/08	2/14/2008
STAG IV Pittsburgh, LLC	7/28/08	12/21/2007
STAG IV Rural Hall, LLC	7/30/08
STAG IV Seville, LLC	7/28/08	12/21/2007
STAG IV Sun Prairie, LLC	7/30/08
STAG IV Waco, LLC	7/28/08	4/3/2008
STAG IV Newton, LLC	5/14/10

  GI Properties.    As outlined in the FRM in the note to Section 2325.3, we measured the significance of the GI properties as one single acquisition because the properties were under common control and common management while owned by STAG GI. As a group, the properties constitute a significant acquisition, and we provided pre-acquisition financial statements. As discussed, we will acquire all of the properties constituting GI Properties from STAG GI, which currently holds the properties or the right to acquire the properties. During the third quarter of 2010 and thereafter, STAG GI acquired six properties from an unrelated party. Additionally, as of the date of this filing, STAG GI has identified seven additional properties that we consider to be probable acquisitions. The table below lists the Property Subsidiaries owning the GI Properties and the related acquisition dates for the GI Properties.

GI Properties

Property Subsidiary	Date of Acquisition from Unaffiliated Third Party
STAG GI Charlotte, LLC	9/17/2010
STAG GI Goshen, LLC	8/13/2010
STAG GI O'Fallon, LLC	7/30/2010
STAG GI Charlotte, II, LLC	9/30/2010
STAG GI Madison, LLC	10/12/2010
STAG GI Piscataway, LLC	*
STAG GI Streetsboro, LLC	*
STAG GI Rogers, LLC/STAG GI Vonore, LLC	*
STAG GI Salem, LLC	*
STAG GI Walker, LLC	10/15/2010

*
This property has not yet been acquired. As of the filing date of the Amendment, we consider the acquisition of this property by STAG GI (through the identified Property Subsidiary) to be probable and anticipate that the property will be acquired before or shortly after our offering is completed.

  In determining what periods to present in the Rule 3-14 financial statements for the GI Properties, we followed the guidance in the Section 2330.2 of the FRM, which states that registrants are to present three years of audited statements plus the latest interim period for properties acquired from a related party and "for properties held by the related party for less than three years, financial statements are required for the greater of the period held by the related party or one year." Because we are purchasing the GI Properties from STAG GI, a related party, we determined that Rule 3-14 statements are required for the GI Properties for the greater of the period held by STAG GI or one year. Because the GI Properties were all held by STAG GI for less than one year, we determined to provide Rule 3-14 audited financial statements for the GI Properties for 2009 and unaudited statements for the latest interim period. Additionally, because the GI Properties were owned and managed by unrelated parties and not under common control or management prior to being owned by STAG GI, we presented separate rather than combined Rule 3-14 statements. Finally, because the GI Properties, after acquisition by STAG GI, were under common management, the results of the acquired GI Properties are included in the STAG Contribution Group for the stub period from the date of acquisition by STAG GI through September 30, 2010.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1.
Basis of Presentation, page F-6

28.
We have considered your response to our prior comment 67. Please enhance your discussion of the formation transactions to clarify that the other entities combined STAG Predecessor Group are under common control with the accounting acquirer, and as a result the acquisition of these entities is accounted for as a reorganization of entities under common control.

  Response:    In response to your comment, we have revised the disclosure on page F-7 of the Amendment.

STAG Acquisition Group

Notes to Combined Statements of Revenue and Certain Expenses

2.
Significant Accounting Policies

(b)
Revenue Recognition, page F-40

29.
We have reviewed your response to our prior comment 72. Please enhance your disclosure to clarify that the company is not recognizing recovery revenue related to leases whereby the tenant has assumed the cost for insurance, real estate taxes and certain other expenses.

  Response:    In response to your comment, we have revised the disclosure on pages 66 and F-29 of the Amendment.

Exhibits

30.
We note your response to comment 75 in our letter dated August 26, 2010 and that in certain cases you will not replace the form with the final, executed agreement. Please acknowledge that these preliminary exhibits will not be incorporated by reference into any future filings. See Instruction 1 to Item 601 of Regulation S-K.

  Response:    We acknowledge that the preliminary exhibits will not be incorporated by reference into any future filings.

Exhibit 5.1

31.
We note that counsel, in its opinion, assumed that the issuance of the shares, together with any other outstanding shares of common stock, will not cause the Company to issue shares of common stock in excess of the number of such shares authorized by the Charter and also that the shares will not be issued in violation of any restriction or limitation contained in Article VI of the Charter. Please have counsel revise its opinion to remove these broad assumptions or advise.

  Response:    Our counsel has advised us that it will remove the assumption that the issuance of the shares, together with any other outstanding shares of common stock, will not cause us to issue shares in excess of the number of shares authorized under our charter. Our counsel has also advised us, however, that it is not able to remove the assumption that no shares will be issued in violation of any restriction or limitation contained in Article VI of our charter (the limitations on ownership and transfers designed to maintain our qualification as a REIT, such as our 9.8% ownership limit). The Amendment discloses these restrictions in several places. For example, please see the cover page of the prospectus portion of the Amendment and pages 17, 27-28 and 150-153. Applicability of the restrictions and limitations depends on facts that cannot be determined by counsel. For example, at the time the opinion is rendered, the underwriters will not have sold or allocated the offered shares. We will, however, coordinate with the underwriters to ensure no investor will be allocated shares in excess of 9.8% of our outstanding common ownership limit, or we will work with the investor to obtain representations and warranties sufficient to enable us to provide the investor a waiver from the ownership limit that does not jeopardize our REIT status.